UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CISION LTD.
(Name of Subject Company and Filing Person (Issuer))
Warrants to Purchase Ordinary Shares
(Title of Class of Securities)
G1992S 117
(CUSIP Number of Class of Securities)
Jack Pearlstein
Chief Financial Officer
130 E. Randolph Street
7th Floor
Chicago, Illinois 60601
(312) 922-2400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies of communications to:
Dennis M. Myers, P.C.
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
(312) 862-2000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$62,842,500	$7,823.89

(1)
The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Cision Ltd. (the “Company”) is offering holders of a total of 24,500,000 warrants (representing 16,250,000 Public Warrants and 8,250,000 Private Warrants (each as defined below)) outstanding as of April 13, 2018 issued by the Company the opportunity to exchange such warrants and receive 0.26 ordinary shares, par value $0.0001 of per share, of the Company in exchange for each warrant. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on NYSE American on April 13, 2018, which was $2.565.

(2)
The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,699.18	Filing Party: Cision Ltd.
Form or Registration No.: Form S-4	Date Filed: April 17, 2018
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Cision Ltd. (“Cision,” the “Company,” “us” or “we”), an exempted company incorporated in the Cayman Islands with limited liability. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.26 ordinary shares, par value of  $0.0001 per share (“Ordinary Shares”), of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated April 17, 2018 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, we are also soliciting consents from holders of the Warrants to amend (the “Warrant Amendment”) the Amended and Restated Warrant Agreement, dated as of October 17, 2017, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to require that each outstanding Warrant be converted into 0.234 Ordinary Shares, which is a ratio 10% less than the ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Warrants is required to approve the Warrant Amendment, with the Public Warrant holders and Private Warrant holders voting together. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least a majority of the outstanding Warrants.
The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Name and Address.    The name of the issuer is Cision Ltd. The Company’s principal executive offices are located at 130 E. Randolph Street, 7th floor, Chicago, IL 60601, and its telephone number at such offices is (312) 922-2400.
(b) Securities.   The subject securities include:
(i)
the Company’s publicly traded warrants to purchase Ordinary Shares that were issued in connection with the Company’s business combination contemplated by that certain merger agreement dated as of March 19, 2017, by and among Cision, Capitol Acquisition Corp. III, Canyon Holdings S.à r.l. (“Predecessor”), Canyon Holdings (Cayman), L.P. and Capitol Acquisition Merger Sub., Inc., which was consummated on June 29, 2017 (the “Business Combination”), which entitle such warrant holders to purchase one Ordinary Share for a purchase price of  $11.50, subject to adjustments, referred to as the “Public Warrants,” and

(ii)
certain of the Company’s warrants to purchase Ordinary Shares that were privately issued as consideration in connection with the consummation of the Business Combination based on an exemption from registration under the Securities Act of 1933, as amended, which entitle the holders to purchase one Ordinary Share for a purchase price of  $11.50, subject to adjustments, referred to as the “Private Warrants.” The terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants are exercisable on a cashless basis and are not redeemable by us, in each case so long as they are still held by the initial holders or their affiliates.

The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” As of April 13, 2018, there were an aggregate of 16,250,000 Public Warrants and 8,250,000 Private Warrants outstanding.
(c) Trading Market and Price.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Market Price, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
(a) Name and Address.   The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of April 13, 2018 are listed in the table below.
Name	Position
Kevin Akeroyd	President, Chief Executive Officer and Director
Mark M. Anderson	Director
Philip A. Canfield	Director
L. Dyson Dryden	Director
Mark D. Ein	Director
Stephen P. Master	Director
Stuart Yarbrough	Director
Jack Pearlstein	Executive Vice President and Chief Financial Officer
Whitney Benner	Chief Human Resources Officer
Yujie Chen	President, Asia-Pacific
Robert Coppola	Chief Information Officer
Jason Edelboim	President, Americas
Chris Lynch	Chief Marketing Officer
Rainer Mathes	President, Cision Insights
Michael Piispanen	Chief Process and Operations Officer
Abe Smith	President, EMEA
Steve Solomon	Chief Accounting Officer
The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a) Material Terms.   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.
(b) Purchases.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
Item 5.   Past Contracts, Transactions, Negotiations and Agreements.
(a) Agreements Involving the Subject Company’s Securities.   The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.
(b) Use of Securities Acquired.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans.   Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer and Consent Solicitation,” “Business of Cision and Certain Information About Cision,” “Certain Relationships and Related Person Transactions” and “Description of Capital Stock,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) Source of Funds.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions.   Not applicable.
(c) Borrowed Funds.   Not applicable.
Item 8.   Interest in Securities of the Subject Company.
(a) Securities Ownership.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Interests of Directors, Executive Officers and Others” is incorporated herein by reference.
(b) Securities Transactions.   Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.
Item 10.   Financial Statements.
(a) Financial Information.   The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. References to page numbers refer to the corresponding page of the Prospectus/Offer to Exchange. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

CISION LTD. AND ITS SUBSIDIARIES
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2017 and 2016	F-3
Consolidated statements of operations and comprehensive loss for the years ended December 31, 2017, 2016 and 2015	F-4
Consolidated statements of mandatorily redeemable equity and stockholders’ equity (deficit) for the years ended December 31, 2017, 2016 and 2015	F-5
Consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015	F-6
Notes to consolidated financial statements	F-8
CAPITOL ACQUISITION CORP. III
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-41
Balance Sheets as of December 31, 2016 and 2015	F-42
Statements of Operations for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-43
Statement of Changes in Stockholders’ Equity for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-44
Statements of Cash Flows for the year ended December 31, 2016 and for the Period from July 13, 2015 (inception) through December 31, 2015	F-45
Notes to Financial Statements	F-46
PRN GROUP
Unaudited Financial Statements
Condensed Combined Balance Sheets as of March 31, 2016 and December 31, 2015	F-54
Condensed Combined Statements of Operations for the period ended March 31, 2016 and 2015	F-55
Condensed Combined Statements of Comprehensive Income for the period ended March 31, 2016 and 2015	F-56
Condensed Combined Statements of Cash Flows for the period ended March 31, 2016 and 2015	F-57
Notes to Condensed Combined Financial Statements	F-58
Audited Financial Statements
Report of Independent Auditors	F-68
Combined Balance Sheets as of December 31, 2015 and 2014	F-69
Combined Statements of Operations for the years ended December 31, 2015 and 2014	F-70
Combined Statements of Comprehensive Income for the years ended December 31, 2015 and 2014	F-71
Combined Statements of Cash Flows for the years ended December 31, 2015 and 2014	F-72
Combined Statements of Stockholders’ Deficit	F-73
Notes to Combined Financial Statements	F-74
Report of Independent Auditors	F-93
Combined Balance Sheets as of December 31, 2014 and 2013	F-94
Combined Statements of Operations for the years ended December 31, 2014 and 2013	F-95
Combined Statements of Comprehensive Income for the years ended December 31, 2014 and 2013	F-96
Combined Statements of Cash Flows for the years ended December 31, 2014 and 2013	F-97
Combined Statements of Stockholders’ Deficit	F-98
Notes to Combined Financial Statements	F-99

(b) Pro Forma Information.   Not applicable.
Item 11.   Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation –Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.
(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation –Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.
(3) Not applicable.
(4) Not applicable.
(5) None.
(c) Not applicable.
Item 12.   Exhibits.
Exhibit No.	Description	Included	Form	Filing Date
(a)(1)(A)	Prospectus/Offer to Exchange	By Reference	S-4	April 17, 2018
(a)(1)(B)	Form of Letter of Transmittal and Consent	By Reference	S-4	April 17, 2018
(a)(1)(C)	Form of Notice of Guaranteed Delivery	By Reference	S-4	April 17, 2018
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4	April 17, 2018
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees	By Reference	S-4	April 17, 2018
(a)(2)	Not applicable	—	—	—
(a)(3)	Not applicable	—	—	—
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))	By Reference	10-K	March 13, 2018
(a)(5)	Press Release, dated April 17, 2018	By Reference	8-K	April 17, 2018
(b)	Not applicable
(d)(i)	Amended and Restated Memorandum and Articles of Association of Cision Ltd.	By Reference	8-K	July 6, 2017
(d)(ii)	Amended and Restated Warrant Agreement, dated as of October 17, 2017, between Continental Stock Transfer & Trust Company and Cision Ltd.	By Reference	10-K	March 13, 2018
(d)(iii)	Registration Rights Agreement between Cision Ltd. and certain holders identified therein	By Reference	8-K	July 6, 2017
(d)(iv)	Director Nomination Agreement between Cision Ltd., Canyon Holdings (Cayman), L.P. and the other parties named therein	By Reference	8-K	July 6, 2017
(d)(v)	2017 Omnibus Incentive Agreement†	By Reference	S-4/A	June 14, 2017
(d)(vi)	Form of Non-Equity Incentive Plan†	By Reference	S-4/A	May 15, 2017

Exhibit No.	Description	Included	Form	Filing Date
(d)(vii)	Form of Director Indemnification Agreement (Affiliates of Canyon Holdings (Cayman), L.P.)†	By Reference	8-K	July 6, 2017
(d)(viii)	Form of Director Indemnification Agreement (Affiliates of Capitol Acquisition Management 3 LLC and Capitol Acquisition Founder 3 LLC)†	By Reference	8-K	July 6, 2017
(d)(ix)	Form of Director and Officer Indemnification Agreement (Officers and Independent Directors)†	By Reference	8-K	July 6, 2017
(d)(x)	First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
(d)(xi)	Amendment to First Lien Credit Agreement	By Reference	S-4/A	May 15, 2017
(d)(xii)	Support Agreement	By Reference	S-4/A	May 15, 2017
(d)(xiii)	Employment Agreement between Cision U.S. Inc. and Kevin Akeroyd†	By Reference	8-K	July 6, 2017
(d)(xiv)	Employment Agreement between Cision U.S. Inc. and Jack Pearlstein†	By Reference	8-K	July 6, 2017
(d)(xv)	Office Lease between Cision U.S. Inc. and BFPRU I, LLC†	By Reference	8-K	July 6, 2017
(d)(xvi)	Refinancing Amendment and Incremental Facility Amendment	By Reference	8-K	August 7, 2017
(d)(xvii)	Form of Restricted Stock Unit Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan†	By Reference	10-Q	November 9, 2017
(d)(xviii)	Form of Nonqualified Stock Option Agreement pursuant to the Cision Ltd. 2017 Omnibus Incentive Plan†	By Reference	10-Q	November 9, 2017
(d)(xix)	Incremental Facility Amendment to First Lien Credit Agreement	By Reference	8-K	December 20, 2017
(d)(xx)	Repricing Amendment to First Lien Credit Agreement.	By Reference	8-K	February 8, 2017
(g)	Not applicable	—	—	—
(h)	Opinion of Kirkland & Ellis LLP regarding certain U.S. tax matters	By Reference	S-4	April 17, 2018

†
Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CISION LTD.
By:
/s/ Jack Pearlstein

Jack Pearlstein
Executive Vice President and Chief
Financial Officer
Dated: April 17, 2018